December 7, 2009
United States Securities and Exchange Commission
Washington, DC 20549-4631
Attn: Rufus Decker, Accounting Branch Chief

RE:	The Allied Defense Group, Inc. Form 10-K for the Year Ended December 31, 2008 Form 10-Q Fiscal Quarter Ended September 30, 2009 File No. 001-11376
Dear Mr. Decker:
In response to the SEC’s letter dated December 1, 2009, the Company is pleased to provide the following responses to the Commission’s request for additional information regarding our Forms 10-K for the year ended December 31, 2008 and 10-Q for the quarter ended September 30, 2009. Enclosed are the Commission’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the December 1, 2009 letter.
The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Deborah F. Ricci
Chief Financial Officer and Treasurer

RE:	The Allied Defense Group, Inc. Form 10-K for the Year Ended December 31, 2008 Form 10-Q Fiscal Quarter Ended September 30, 2009 File No. 001-11376
1.	SEC Comment — Management’s Discussion and Analysis of Financial Condition and Results of Operations; Liquidity and Capital Resources, page 21

We note your response to comment seven from our letter dated November 13, 2009. You disclose that approximately 90% of your 2008 revenue required performance bonds and advance payment guarantees and it appears this is a trend that is likely to continue. In light of your disclosures that you lack sufficient financing to issue performance bonds and advance payment guarantees for a period of 12 months from your most recent interim financial statements and that your possible inability to sign new customer contracts would significantly impact future revenues, please show us how you will revise your future filings to provide a clear picture of your ability to generate cash to meet existing and known or reasonably likely future cash requirements. Please refer to Section IV of SEC Release Number 33-8350.

Allied

The Company was able to extend its credit facility for the issuance of performance bonds and advance payment guarantees until March 31, 2010. Since we were not able to formally extend the facility beyond a 12 month period from our most recent interim financial statements, and since an inability to extend or replace such financing will have a significant negative impact on the Company’s future revenues, we have addressed the impact our inability to issue new performance bonds and advance payment guarantees would have on our ability to meet existing and known or reasonably likely future cash requirements. Please refer to our revised disclosure below which will be included in our future filings. New language proposed to address the Staff’s comments will be underlined or shown in RED to highlight the relevant language.

Revised Disclosure in Future Filings

Mecar’s ability to secure performance bonds and advance payment guarantees is critical to perform on many of its long-term sales contracts. Mecar’s bank group has agreed to formally extend the credit facility for the issuance of performance bonds and advance payment guarantees until March 31, 2010. The current facility provides for a maximum of $40,128 (€27,500) of performance bonds and advance payment guarantees outstanding at one time. Any requirements in excess of this amount are required to be fully cash collateralized by the Company. The banks currently have issued irrevocable performance bonds and advance payment guarantees, expiring after March 31, 2010, with a value of $21,799 (€14,939). Such outstanding performance bonds and advance payment guarantees will remain in place until their individual expiration, which at the minimum, is for the term of the respective contract. Unless the Company is able to extend or replace this financing, it will not be able to sign any new customer contracts that require performance bonds or advance payment guarantees without full cash collaterization. The Company’s possible inability to sign new customer contracts will significantly impact future revenues thereby potentially limiting Mecar’s ability to meet its existing and known or reasonably likely future cash requirements. However, the Company will continue to recognize revenue from contracts in progress with existing performance bond and advance payment guarantees until completion of the contract. Sales contracts typically extend for a period of 12 to 18 months upon signing.

The Company continues to look for a longer term banking solution in Europe or a combined solution that would offer financing for consolidated ADG. While Mecar’s bank group has been hesitant to formally extend the credit facility, Mecar has always been able to secure the required performance bonds and/or advance payment guarantees and has never had to turn down a contract for an inability to obtain such bonds or guarantees. Several times in the last few years, Mecar’s bank group has provided performance bonds and advance payment guarantees even when the formal credit facility had expired. Further, Mecar has recently opened a new relationship with a new bank, not in the current bank group, which will open advance payment guarantees and performance bonds on a case by case basis. In November 2009, the first such advance payment guarantee was issued. With regard to long-term financing requirements, while a majority of Mecar’s current contracts require performance bonds or advance payment guarantees, Mecar’s foreign military sales (“FMS”) contracts do not. The Company is working to sign substantial FMS contracts in the next 12-24 months, so the need for such a line may be less critical. In addition, in order to better manage short-term cash flow, members of the bank group have been permitting Mecar to discount letters of credit and extend its overdraft facility.